Sub-Item 77Q1(a)

Copies of any material amendments to the registrant's charter or bylaws:

Amended Schedule B, dated August 19, 2010, to the Declaration of Trust dated November 5, 2004, as filed with the Securities and Exchange Commission on August 25, 2010(Accession Number 0001145443-10-001903).

Amended Schedule B, dated December 22, 2010, to the Declaration of Trust dated November 5, 2004, filed herewith.